                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             SYBRON CHEMICALS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  870903 10 1
                              __________________
                                (CUSIP Number)

                            DECHERT PRICE & RHOADS
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA 19103
                   Attention: G. Daniel O' Donnell, Esquire
                                (215) 994-2762

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 25, 1998

                        _______________________________
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this coverage shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 870903 10 1                                        Page 2 of 13 Pages

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1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   399 VENTURE PARTNERS, INC.

   I.R.S. ID NO. 13-3413727
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*

   OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]

--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------

   NUMBER OF              7     SOLE VOTING POWER

     SHARES

  BENEFICIALLY                  2,025,000

    OWNED BY           ---------------------------------------------------------

      EACH

   REPORTING              8     SHARED VOTING POWER

  PERSON WITH
                                      None
                       ---------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER

                                     2,025,000
                       ---------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,025,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                          [_]

--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   35.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

   CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 870903 10 1                                       Page 3  of 13 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citibank, N.A.

     I.R.S. ID NO. 13-5266470
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                  (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)                   [X]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     A National Banking Association
--------------------------------------------------------------------------------
     NUMBER OF            7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 2,025,000
                         -------------------------------------------------------
      OWNED BY            8  SHARED VOTING POWER
        EACH
      REPORTING                  None
                         -------------------------------------------------------
     PERSON WITH          9  SOLE DISPOSITIVE POWER

                                 2,025,000
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     399 Venture Partners, Inc., a wholly-owned subsidiary of Citibank, N.A., beneficially and directly owns the 2,025,000 shares referred to herein. Citibank, N.A. is a wholly-owned subsidiary of Citicorp.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 870903 10 1                                        Page 4 of 13 Pages
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CITICORP

   I.R.S ID. NO. 13-2614988
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [X]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
   NUMBER OF                      7  SOLE VOTING POWER
    SHARES
   BENEFICIALLY                      2,025,000
                                  ----------------------------------------------
   OWNED BY                       8  SHARED VOTING POWER
     EACH
   REPORTING                         None
                                  ----------------------------------------------
  PERSON WITH                     9  SOLE DISPOSITIVE POWER

                                     2,025,000
                                  ----------------------------------------------
                                  10 SHARED DISPOSITIVE POWER

                                     None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    399 Venture Partners, Inc., a wholly-owned subsidiary of Citibank, N.A., beneficially and directly owns the 2,025,000 shares referred to herein. Citibank, N.A., is a wholly-owned subsidiary of Citicorp.
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                           [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

               This Statement on Schedule 13D (the "Statement") is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.        SECURITY AND ISSUER.

               This Statement relates to shares of the common stock, par value $.01 per share, (individually, a "Share" and collectively, the "Shares") of Sybron Chemicals Inc., a Delaware corporation ("Sybron"), with its principal executive offices at Birmingham Road, Birmingham, New Jersey 08011.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) This Statement is being filed jointly pursuant to Rule 13d-1(f)(1) ("Rule 13d-1(f)(1)") promulgated under the Exchange Act by: (1) 399 Venture Partners, Inc., a Delaware corporation ("399 Venture"), formerly known as Citicorp Investments Inc., (2) Citibank, N.A., a national banking association ("Citibank"); and (3) Citicorp, a Delaware corporation ("Citicorp") (hereinafter, each such person or entity may be referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

               (b) The address of the principal business office of each Reporting Person is as follows:

               Reporting Person                   Address

               399 Venture Partners, Inc.         399 Park Avenue
                                                  New York, New York 10043

               Citibank, N.A.                     399 Park Avenue
                                                  New York, New York 10043

               Citicorp                           399 Park Avenue
                                                  New York, New York 10043

               (c) 399 Venture is a wholly-owned subsidiary of Citibank. 399 Venture is a small business investment company which is primarily engaged in making equity investments.

               Citibank is a wholly-owned subsidiary of Citicorp. Citibank is principally engaged in the general banking business.

               Citicorp is a multi-bank holding company principally engaged, through its subsidiaries, in the general financial services business.

               (d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of 399 Venture, Citibank or Citicorp, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Except as described herein, during the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such

Reporting Person, as applicable, have been a party to an civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order in joining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In 1992 Citibank consented to orders issued by the Securities and Exchange Commission (the "SEC") and the Comptroller of the Currency, without admitting or denying allegations and findings, with respect to findings that Citibank violated certain securities laws in its role as a transfer agent with respect to the proper safeguarding and destruction of canceled securities certificates. The orders, and related facts and circumstances, were described in Current Reports on Form 8-K, dated July 21, 1992, and January 19, 1993, that Citicorp previously filed with the SEC.

               (f) Citicorp is a Delaware corporation. Citibank is a national banking association. 399 Venture is a Delaware corporation. Except as indicated on Annex A, to the knowledge of Citicorp, Citibank and 399 Venture, each executive officer or director of such Reporting Person is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Shares were acquired by the Reporting Persons in July, 1987 pursuant to the acquisition by Sybron of the Sybron Chemical Group from Sybron Corporation. The funds used to purchase the Shares came from the Reporting Persons' investment capital.

ITEM 4.        PURPOSE OF TRANSACTION.

               399 Venture currently holds the Shares as an investment. 399 Venture may, subject to applicable securities laws, applicable laws regulating the percentage of voting securities of Sybron that 399 Venture may own, market conditions and its assessment of the business prospects of Sybron, acquire additional Shares of Sybron from time to time through open market purchases or otherwise, as it determines in its sole discretion. 399 Venture is continuously evaluating the business and business prospects of Sybron, and its present and future interests in, and intentions with respect to, Sybron and may at any time decide to dispose of any or all of the Shares currently owned by 399 Venture.

               Other than as discussed above, 399 Venture currently has no plans to effect:

               (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sybron or any of its subsidiaries;

               (b) a sale or transfer of a material amount of the assets of Sybron or any of its subsidiaries;

               (c) any change in the present Board of Directors or management of Sybron, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

               (d) any material change in the present capitalization or dividend policy of Sybron;

               (e) any other material change in Sybron business or corporate structure;

          (f) any change in Sybron's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Sybron by any person;

          (g) the delisting of any class of securities of Sybron from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (h) any class of equity securities of Sybron becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)  any action similar to any of those enumerated above.

          399 Venture intends to re-evaluate continuously its investment in Sybron and may, based on such re-evaluation, determine at a future rate to change its current position with respect to any action enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSURER.

          (a) 399 Venture is the record and beneficial owner of 2,025,000 Shares or approximately 35.7% of the issued and outstanding Shares.

          399 Venture is a wholly owned subsidiary of Citibank, N.A., and Citibank, N.A. is a wholly owned subsidiary of Citicorp. Citibank, N.A. and Citicorp own no Shares directly.

          (b) 399 Venture has sole ownership of, and voting and dispositive powers over, 2,025,000 Shares. Citicorp and Citibank, N.A. own no Shares directly.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSURER.

          To the extent such information was available on the date hereof, to the knowledge of each Reporting Person on the date hereof, except as set forth herein or in the Exhibits, if any, filed herewith, no Reporting Person nor any of its executive officers or directors, as applicable, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by Sybron, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit                        Description                  Page
          Exhibit 1           Amended and Restated Joint Filing        13

                                   Agreement, date February 25, 1998
                                   among 399 Venture, Citibank, N.A.,
                                   and Citicorp.

                                  SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:    February 25, 1998             399 VENTURE PARTNERS,INC.

                                        By: /s/ Paul C. Schorr IV
                                           ------------------------------------
                                           Name: Paul C. Schorr IV
                                           Title: Vice President


                                        CITIBANK, N.A.

                                        By: /s/ Mary Lynn Putney
                                           ------------------------------------
                                           Name: Mary Lynn Putney
                                           Title: Managing Director


                                        CITICORP

                                        By: /s/ Ann M. Goodbody
                                           ------------------------------------
                                           Name: Ann M. Goodbody
                                           Title: Vice President

                       ANNEX A SCHEDULE 13D RELATING TO
                    COMMON SHARES OF SYBRON CHEMICALS INC.

 (Parenthetical references are to the county of citizenship of persons who are not United States citizens)


Citicorp

Directors                          Executive Officers

Alain J.P. Belde (Brazil)          William I. Campbell (Canada)

D. Wayne Calloway                  Paul J. Collins

Paul J. Collins                    Edward Horowitz

Kenneth T. Derr                    Thomas E. Jones (England)

John M. Deutch                     Charles E. Long

Ruben Mark                         Dionisio R. Martin (Argentina)

Richard D. Parsons                 Robert A. McCormack

John S. Reed                       Victor J. Menezes (India)

William R. Rhodes                  Lawrence R. Phillips

Roseanne L. Ridgeway               John S. Reed

H. Onno Ruding (Netherlands)       William R. Rhodes

Robert B. Shapiro                  John J. Roone

Frank A. Shrontz                   H. Onno Ruding (Netherlands)

Franklin A. Thomas                 Mary Alice Taylor

Edgar S. Woolard, Jr.



Citibank

Directors                          Executive Officer

D. Wayne Calloway                  Paul J. Collins

Paul J. Collins                    Edward Horowitz

John M. Deutch                          Edward Horowitz

Ruben Mark                              Thomas E. Jones (England)

Richard D. Parsons                      Charles E. Long

John S. Reed                            Dionisio R. Martin (Argentina)

William R. Rhodes                       Robert A. McCormack

Roseanne L. Ridgeway                    Victor J. Menezes (India)

Robert B. Shapiro                       Lawrence R. Phillips

Frank A. Shrontz                        John S. Reed

Franklin A. Thomas                      William R. Rhodes

                                        John J. Roone

                                        H. Onno Ruding (Netherlands)

                                        Mary Alice Taylor

399 Venture Partners, Inc.
Directors                               Executive Officers

William T. Comfort, Jr.                 William T. Comfort

Ann M. Goodbody                         David F. Thomas

Thomas E. Jones                         Bryon L. Knief

Frederick A. Roesch                     Richard M. Cashin

                                        Charles E. Corpening

                                        Michael A. Delaney

                                        Noelle M. Doumar

                                        David Y. Howe

                                        Richard E. Mayberry

                                        Thomas F. McWilliams

                                        M. Saleem Muqaddam

                                        Paul C. Schorr

                                        Joseph M. Silvestri

                                        James A. Urry

                                        John D. Weber

                                        Lauren M. Connelly

                                        Helene B. Shavin

                                        Thomas H. Sanders